Dean Witter Spectrum Series
Monthly Report
September 1998

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Dean Witter Spectrum Funds as of September 30, 1998 was as follows:

Funds                    N.A.V.                    % change for month
Spectrum Global Balanced $15.21                            5.13%
Spectrum Select          $25.87                            6.22%
Spectrum Strategic       $11.26                          18,97%
Spectrum Technical       $16.33                            4.31%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, gains were recorded primarily from long positions in the global bond futures component, specifically long positions in U.S. Treasury note and Treasury bond futures, as domestic bond prices soared higher due to the scandal plaguing the White House, anticipation of the Federal Reserve's late month interest rate cut and to fallout from the reported losses by several major hedge funds late in the month. Additional profits were recorded from long positions in European and Japanese bond futures as prices in these markets also moved higher as investors continued to find refuge in these "safe haven" investments. In the global stock index component of the balanced portfolio, gains were recorded from long S&P 500 Index futures positions as domestic stock prices rebounded higher during the latter half of the month as investors anticipated an interest rate cut by the Federal Reserve on September 29. In currencies, gains were recorded from long positions in the Italian lira and Spanish peseta as the value of the U.S. dollar weakened versus other currencies in lieu of the scandal in Washington. A portion of these gains was offset by losses incurred in agricultural futures trading from short hog futures positions, as prices reversed higher, as well as from short positions in soybean oil and corn futures. Smaller losses were recorded from trading in energy and metals futures.

In Spectrum Select, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, gains were recorded primarily from long global interest rate futures positions. The most significant gains were recorded from long positions in U.S. bond futures as domestic bond prices moved sharply higher as investors sought a "safe haven" due to global economic uncertainty, the release of President Clinton's grand jury testimony and anticipation of an interest rate cut by
the Federal Reserve late in the month.   Additional profits were recorded
from long positions in Japanese and European bond futures as prices in these markets also moved higher in a flight-to-quality by investors. Smaller gains were recorded in stock index futures trading as short German stock index futures positions profited from a decline in prices. A portion of these gains was offset by losses experienced in metals from short gold and silver futures positions as precious metals prices jumped higher due to the U.S. dollar's weakness. Losses were also recorded from short crude oil futures positions as oil prices moved above $16 a barrel as a result of shrinking supplies and the threat of several Hurricanes in the Gulf of Mexico during the month. Smaller losses were recorded in currencies and agricultural futures.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies, significant gains were recorded primarily from long positions in U.S. interest rate futures as domestic bond prices were pushed sharply higher due to a flight-to-quality by investors seeking "safety" from the recent global economic uncertainty. Additional profits were recorded from long German and British bond futures positions as European bond prices also moved higher due to this economic uncertainty worldwide. In energy futures trading, gains were recorded from long crude oil futures positions as oil prices increased due to shrinking supplies and fear that Hurricane Georges would reduce production in the Gulf of Mexico. Additional gains were recorded in currencies from long German mark positions as the U.S. dollar experienced weakness versus other major currencies due to concerns regarding the White House scandal.
Smaller profits were recorded in metals trading. A small portion of these gains was offset by losses recorded in soft commodities from long cocoa futures positions as cocoa prices declined to 18-month lows amid selling pressure by Ghanaian producers. Smaller losses were recorded in agricultural futures trading.




In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, gains were recorded primarily from long global interest rate futures positions. The most significant gains were recorded from long positions in U.S. bond futures as domestic bond prices moved higher in anticipation of an interest rate cut by the Federal Reserve, the release of President Clinton's grand jury testimony and on reports of losses by several major hedge funds.
Additional profits were recorded from long European and Japanese bond futures as prices in these markets also moved higher in response to global economic uncertainty. Smaller gains were recorded from short positions in Japanese and European stock index futures as prices in these markets finished the month lower. These gains were partially offset by losses recorded in metals markets from short positions in gold and silver futures as precious metals prices were pushed higher by the weakness in the U.S. dollar. Losses were also experienced in the energy markets from short crude oil futures positions as oil prices moved above $16 a barrel due to declining supplies and the fear that Hurricane Georges would affect production in the Gulf of Mexico. Smaller losses were incurred in agricultural futures and currency trading.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner


Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.7%
                         1997                18.2%
                         1998 (9 months)               10.6%

                    Inception-to-Date Return:          52.1%
                    Annualized Return:                           11.3%

___________________________________________________________________________
__________

Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998 (9 months)                 24.1%

                    Inception-to-Date Return           158.7%
                    Annualized Return               14.2%
___________________________________________________________________________
__________

Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998 (9 months)                 5.1%

                    Inception-to-Date Return:                 12.6%
                    Annualized Return:               3.1%
___________________________________________________________________________
__________


Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.4%
                         1997                  7.5%
                         1998 (9 months)                11.6%

                    Inception-to-Date Return:                63.3%
                    Annualized Return:             13.4%
        ___________________________________________________________________
__________________

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended September 30, 1998
(Unaudited)
                                                      Dean Witter Spectrum
Global Balanced         Dean Witter Spectrum Select
                                        Percent of
Percent of
                                        September 1, 1998
September 1, 1998
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                     (1,334,912)    (3.55)           12,900,234
6.77
  Net change in unrealized      3,420,660             9.09           1,300,406
 .68

  Total Trading Results         2,085,748             5.54          14,200,640
7.45
Interest Income (DWR)             152,257              .40
598,766                            .31
  Total Revenues                2,238,005             5.94
14,799,406                        7.76

EXPENSES
Brokerage fees (DWR)              144,346              .38           1,151,853
 .60
Incentive fees                    124,260              .33           1,308,547
 .69
Management fees                           39,225        .10
476,629           .25
  Total Expenses                  307,831              .81           2,937,029
1.54

NET INCOME                      1,930,174             5.13          11,862,377
6,22
Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended September 30, 1998
(Unaudited)
                        Dean Witter Spectrum Global Balanced              Dean
Witter Spectrum Select   .
                       Units          Amount    Per Unit         Units
Amount      Per Unit

                                           $          $
$          $
Net Asset Value,
 September 1, 1998     2,601,906.735  37,655,708    14.47     7,829,527.115
190,651,501   24.35
Net Income                    -        1,930,174      .74           -
11,862,377    1.52
Redemptions              (17,913.034)   (272,457)   15.21       (63,110.440)
(1,632,666)  25.87
Subscriptions             75,352.576   1,146,113    15.21       135,897.806
3,515,676   25.87
Net Asset Value,
  September 30, 1998   2,659,346.277  40,459,538   15.21      7,902,314.521
204,396,888  25.87
The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended September 30, 1998
(Unaudited)
                                                             Dean Witter
Spectrum Strategic     Dean Witter Spectrum Technical.
                                        Percent of
Percent of
                                        September 1, 1998
September 1, 1998
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                     10,548,738      19.05           (1,797,191)
(.77)
  Net change in unrealized        458,220               .83         14,036,921
6.03
  Total Trading Results        11,006,958             19.88         12,239,730
5.26
Interest Income (DWR)             192,304               .35
731,915                            .31
  Total Revenues               11,199,262             20.23         12,971,645
5.57

EXPENSES
Brokerage fees (DWR)              334,526               .61          1,406,936
 .61
Incentive fees                    178,429               .32            746,222
 .32
Management fees                   180,275               .33            776,241
 .33
  Total Expenses                  693,230              1.26          2,929,399
1.26

NET INCOME                     10,506,032             18.97         10,042,246
4.31

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended September 30 1998
(Unaudited)
                          Dean Witter Spectrum Strategic            Dean Witter
Spectrum Technical
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 September 1, 1998     5,850,137.787  55,369,693     9.46    14,876,947.013
232,872,259   15.65
Net Income                    -       10,506,032     1.80           -
10,042,246     .68
Redemptions              (95,039.209) (1,070,141)   11.26       (98,928.584)
(1,615,504)  16.33
Subscriptions             59,861.366     674,039    11.26       318,395.003
5,199,390   16.33
Net Asset Value,
  September 30, 1998   5,814,959.944  65,479,623    11.26    15,096,413.432
246,498,391  16.33

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization , Dean Witter Spectrum Global Balanced L.P. (formally known as Dean Witter Spectrum Balanced L.P.)("Spectrum Balanced"), Dean Witter Spectrum Select L.P. (formally known as Dean Witter Select Futures Fund L.P.) ("Spectrum Select"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR"), with an unaffiliated clearing commodity broker Carr Futures Inc. ("Carr"), providing clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage Fees and Related Transaction Fees and Costs ,
Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 1/12 of 4.60% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a monthly rate of 1/12 of 7.25% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series
Notes to Financial Statements -
(Continued)



Such fees will cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - Spectrum Balanced, Spectrum Strategic and Spectrum Technical, incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Spectrum Select bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month end Net Assets. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses. Effective with the June 1, 1998 change to a flat rate brokerage fee, all common administrative and continuing offering expenses will be borne by DWR through the brokerage fees.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Spectrum Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note
1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  Stonebrook Capital Management, Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Company, Inc. ("JWH")

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)




Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a
1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Technical.

Prior the June 1, 1998, the management fee was accrued at the rate of one fourth of 1% of the Partnership's adjusted Net Assets, as defined in the Limited Partnership Agreement, as of the last day of each month (a 3% annual rate) to Spectrum Select.
Effective June 1, 1998, the management fee is accrued at the rate of one fourth of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

Prior to June 1, 1998, the management fee was accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum Strategic. Effective June 1, 1998, management fees are accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to Stonebrook on the first day of each month.

Incentive Fee , Spectrum Balanced and Spectrum Strategic each will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month.

Prior to June 1, 1998, Spectrum Select paid, when applicable, a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisors "Trading Profits" experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter. Effective June 1, 1998 the incentive fees will be revised to 15% of "Trading Profits" and will be paid on a monthly basis.

Prior to June 1, 1998, Spectrum Technical paid a fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. Effective June 1, 1998 incentive fees to Spectrum Technical were revised to 15% of the "Trading Profits" experienced with respect to the Net Assets allocated to Campbell and JWH as of the end of each calendar month, and 19% of the "Trading Profits" experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)




For all Partnerships, if a trading advisor has experienced "Trading losses" with respect to its allocated Net Assets at the time of a supplemental closing the trading advisor must earn back such losses plus a pro-rata amount related to the funds allocated to the trading advisor at supplemental closing before the trading advisor is eligible for an incentive fee.